Oncolytics Biotech® Reports Updated Anal Cancer Data Showing Objective Response Rate More Than Double the Current Standard of Care

Pelareorep plus atezolizumab achieves 30% ORR in second-line or later (≥2L) squamous cell anal carcinoma (SCAC) relative to 13.8% for the FDA-approved 2L treatment

The median duration of response was 15.5 months compared to 9.5 months for the current standard of care

Company expects to discuss single-arm accelerated approval study with FDA in Q1 2026

SAN DIEGO, CA, October 28, 2025 – Oncolytics Biotech® Inc. (Nasdaq: ONCY) (“Oncolytics” or the “Company”), a clinical-stage immunotherapy company developing pelareorep, today announced updated results from the single-arm squamous cell anal carcinoma (SCAC) cohort of the GOBLET study evaluating pelareorep in combination with atezolizumab (Tecentriq®) in patients with ≥2L metastatic SCAC. Patients from this cohort continue to be followed, and additional efficacy data are expected to be reported.

The combination of pelareorep and atezolizumab achieved an objective response rate (ORR) of 30% (six among 20 evaluable patients). This represents a greater than 2x improvement over the historical benchmark of 13.8% ORR reported for the only FDA-approved immunotherapy for 2L SCAC.

Importantly, there have been two durable complete responses among the six responders, with one ongoing beyond two years, and the other lasting 15 months. In addition, another patient has an ongoing response at 64 weeks. The overall median duration of response for patients receiving pelareorep and atezolizumab is 15.5 months compared to 9.5 months for the current standard of care at this stage of treatment.

These updated results from this ongoing SCAC cohort reinforce the potential of pelareorep to drive durable immunologic tumor control in gastrointestinal tumors. The results also demonstrate the durability and depth of responses achievable with the combination of pelareorep and checkpoint inhibitors without chemotherapy.

“This is the most encouraging efficacy signal with a non-chemo regimen we have ever seen in anal cancer,” said Jared Kelly, Chief Executive Officer of Oncolytics Biotech. “Achieving a 30% objective response rate — more than double the benchmark of the only approved immunotherapy — along with multiple responses lasting more than a year, including two complete responses, underscores pelareorep’s ability to unlock deep and durable immune responses. We believe the data represent our best chance to obtain an accelerated approval in a rare disease with virtually no options outside of chemotherapy.”

The SCAC cohort is part of Oncolytics’ broader GOBLET study, a Phase 1/2 trial evaluating pelareorep in combination with checkpoint inhibitors and standard therapies across multiple gastrointestinal cancer indications, including pancreatic, colorectal, and anal cancers.

Based on these compelling data, Oncolytics intends to engage the U.S. Food and Drug Administration (FDA) to discuss a potential single-arm study designed for accelerated approval in second-line or later SCAC, with a potential launch date for such a study expected in the first half of 2026.

About GOBLET

The GOBLET (Gastrointestinal tumOrs exploring the treatment comBinations with the oncolytic reovirus peLarEorep and anTi-PD-L1) study is a phase 1/2 multiple indication study in advanced or metastatic gastrointestinal tumors. The study is being conducted at 17 centers in Germany and is being managed by AIO-Studien-gGmbH. The co-primary endpoints of the study are objective response rate (ORR) and/or disease control rate assessed at week 16 and safety. Key secondary and exploratory endpoints include additional efficacy assessments and evaluation of potential biomarkers. The study comprises five treatment groups:

1.Pelareorep in combination with atezolizumab, gemcitabine, and nab-paclitaxel in 1st line advanced/metastatic pancreatic cancer patients;

2.Pelareorep in combination with atezolizumab in 1st line MSI (microsatellite instability)-high metastatic colorectal cancer patients;

3.Pelareorep in combination with atezolizumab and TAS-102 in 3rd line metastatic colorectal cancer patients

4.Pelareorep in combination with atezolizumab in 2nd line advanced and unresectable anal cancer patients; and

5.Pelareorep in combination with mFOLFIRINOX with and without atezolizumab in newly diagnosed metastatic PDAC patients.

Any cohort meeting pre-specified efficacy criteria in Stage 1 may be advanced to Stage 2 and enroll additional patients.

About AIO
AIO-Studien-gGmbH (AIO) emerged from the study center of the medical oncology working group within the German Cancer Society (DKG). AIO operates with a non-profit purpose of promoting science and research with a focus on medical oncology. Since its foundation, AIO has become a successful sponsor and study management company and has established itself both nationally and internationally.

About Oncolytics Biotech Inc.
Oncolytics is a clinical-stage biotechnology company developing pelareorep, an investigational intravenously delivered double-stranded RNA immunotherapeutic agent. Pelareorep has demonstrated encouraging results in multiple first-line pancreatic cancer studies, two randomized Phase 2 studies in metastatic breast cancer, and early-phase studies in anal and colorectal cancer. It is designed to induce anti-cancer immune responses by converting immunologically “cold” tumors “hot” through the activation of innate and adaptive immune responses.

The Company is advancing pelareorep in combination with chemotherapy and/or checkpoint inhibitors in metastatic pancreatic and breast cancers, of which both development programs have received Fast Track designation from the FDA, and other gastrointestinal tumors. Oncolytics is actively pursuing strategic partnerships to accelerate development and maximize commercial impact. For more about Oncolytics, please visit: www.oncolyticsbiotech.com or follow the Company on social media on LinkedIn and on X @oncolytics.

Tecentriq® (atezolizumab) is a registered trademark of Genentech, a member of the Roche Group.

Forward-looking statements
This press release contains forward-looking statements, within the meaning of Section 21E of the U.S. Securities Exchange Act of 1934, as amended, and forward-looking information under applicable Canadian securities laws (such forward-looking statements and forward-looking information are collectively referred to herein as “forward-looking statements”). Forward-looking statements contained in this press release include statements regarding beliefs as to the potential, registration, mechanism of action and benefits of pelareorep as a cancer therapeutic; expectations regarding the outcome of an upcoming regulatory meeting, including in relation to the Company’s proposed design of potential pancreatic and anal cancer registration studies; expectations relating to outcomes of ongoing and future studies; Oncolytics’ plan to continue actively pursuing strategic partnerships; its goals, strategies and objectives; and its belief in the clinical promise of pelareorep in metastatic pancreatic and other gastrointestinal cancers. In any forward-looking statement in which Oncolytics expresses an expectation or belief as to future results, such expectations or beliefs are expressed in good faith and are believed to have a reasonable basis, but there can be no assurance that the statement or expectation or belief will be achieved. These statements involve known and unknown risks and uncertainties that may cause actual results to differ materially from those anticipated. These risks include, but are not limited to, regulatory outcomes, trial execution, financial resources, access to capital markets, and market dynamics. Please refer to Oncolytics’ public filings with securities regulators in the United States and Canada for more information. The Company assumes no obligation to update forward-looking statements, except as required by law.

Company Contact
Jon Patton
Director of IR & Communication
jpatton@oncolytics.ca

Investor Relations for Oncolytics
Mike Moyer
LifeSci Advisors
+1-617-308-4306
mmoyer@lifesciadvisors.com

Media Contact for Oncolytics
Owen Blaschak
LifeSci Communications
oblaschak@lifescicomms.com